[ON GLOBAL MATRECHS, INC. LETTERHEAD]


                              GLOBAL MATRECHS, INC.
                           90 GROVE STREET, SUITE 201
                              RIDGEFIELD, CT 06877


                                                               December 20, 2004

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Global Matrechs, Inc. - Request to Withdraw Registration Statement on Form SB-2 (Registration No. 333-119028)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), Global Matrechs, Inc., a Delaware corporation, (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-1 which was filed with the Commission on September 16, 2004 (Registration No. 333-119028), along with any exhibits thereto, (the "Registration Statement"). This registration statement covers, among other things, the resale of 25,000,000 shares of common stock by Brittany Capital Management Limited.

     The Company requests that such consent be granted on the grounds that the agreement with Brittany Capital Management Limited that gave rise to the obligation to issue and register for resale 25,000,000 shares of common stock may be terminated if the registration statement is not declared effective before December 31, 2004 and the Company does not anticipate that this will happen.

     The Company confirms that the Registration Statement has not been declared effective; and no securities have been sold pursuant to the Registration Statement, or the prospectus contained therein.

     Subsequent to the withdrawal of this Registration Statement, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

     Pursuant to the foregoing, the Company hereby respectfully requests that a written order grating the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

     The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company.

     If you have any questions regarding this application for withdrawal, please contact David A. Broadwin, Esq., of Foley Hoag LLP, legal counsel to the Company, at (617) 832-1259. Thank you for your attention to this matter.

                                      Sincerely,

                                      Global Matrechs, Inc.

                                      By: /s/ Michael Sheppard
                                          --------------------------------------
                                          Michael Sheppard, Chief Executive
                                          Officer, President, Chief Operating
                                          Officer and Chief Financial Officer

cc:  David A. Broadwin, Esq.